SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson: Change of CFO

Paris (France) - 28 October 2008 – Thomson (Euronext Paris: 18453, NYSE:TMS) announced today that Julian Waldron will be leaving the Group to take up a similar position at Technip, the listed oil and gas services group. To ensure a smooth transition, Julian will work closely with his successor, whose appointment will be announced shortly, as soon as his current role permits.

The Board of Thomson would like to thank Julian Waldron for his contribution to Thomson over the past seven years, and particularly for his interim stewardship as CEO prior to the arrival of Frederic Rose.

“I have enjoyed working with Julian since my appointment and wish him well as he transitions to his new position”, said Frederic Rose, CEO of Thomson.

###

About Thomson: a leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is a leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, content distributors (telco, satellite and cable operators) and an increasing range of professional users of video. We deliver superior value to our customers through a combination of industry leading technologies and services, enabling us to offer differentiated and innovative solutions based on a broad portfolio of Intellectual Property.

For more information:  http://www.thomson.net.

Press Relations
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson: Near-term Priorities and Third Quarter Revenues

•

CEO Frederic Rose sets cash generation and debt reduction as key objectives

•

Group expects to satisfy covenants at year end

•

Third-quarter revenues fell 7.9% at constant currency

•

Actions taken to:

o

Accelerate cost reduction programs

o

Eliminate unprofitable revenues and business lines

Paris (France) - 16 October 2008 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by François de Carbonnel, met on 15 October 2008 to review revenues for the quarter ending 30 September 2008 and to agree initial actions proposed by Frederic Rose, Chief Executive Officer.

Thomson reported total revenues of €1,170 million for the quarter (3Q07, €1,348 million). Currency movements were significant and impacted revenues adversely during the quarter by €72 million. Revenues at constant currency were therefore €1,242 million, a decrease of 7.9% year-on-year.

In the current macroeconomic environment, the third quarter has demonstrated the resilience of a number of the Group’s businesses, most notably DVD Services and Licensing. Some parts of Systems slowed at the end of the quarter.

The Group has continued to reduce its costs and confirms that it is on track to achieve its announced target of a year-on-year reduction in operating expenses of €50 million at constant currency.  Further action is now being taken to expand cost reduction programs across the Group.

On his arrival as Group CEO on 1 September, Frederic Rose initiated an intensive review of the businesses within the Group. This review is particularly focused on those businesses and revenues streams within the Group which today generate losses or have unsatisfactory levels of profitability. The Group is taking decisive action to stem such losses, to improve Group profitability and to boost the Group’s cash generation.  These actions will contribute to the Group’s key target of reducing debt levels over the coming 12 months.

Frederic Rose, CEO of Thomson, said today:

 “Since my arrival last month, I have confirmed my initial convictions: we have excellent skills, good market positions and strong intellectual property. There is no doubt in my mind that this Group has the potential to create value for stakeholders.

However we have not been optimising our assets to generate profits and cash.  Addressing this is my absolute priority. Our businesses must pursue revenues that are profitable – not revenues for their own sake – and our cost base will be tailored accordingly. Unprofitable business lines will be restructured or exited. Capital allocation will be strictly limited to those areas which can generate accretive returns. We must deliver improved profitability in 2009.

Our businesses, individually and collectively, will increase in value through this process, leaving us well placed to make the appropriate strategic choices as they arise.”

Third-Quarter 2008 Consolidated Revenues (unaudited)

€ millions unless otherwise stated	3Q 08 actual	3Q 08 constant currency	3Q 07	% change constant currency
Technology	105	105	97	+7.9
Services (Technicolor)	522	569	598	-4.9
Systems (Thomson Grass Valley)	541	566	650	-13.0
Corporate & Other	2	2	3	n/m
Total(1)	1,170	1,242	1,348	-7.9

 (1) Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter. Previously reported group revenues for 3Q07 were €1,375 million, of which €27 million were from activities since treated as discontinued, principally the silicon businesses formerly in the Technology Division.

Organisation and perimeter changes

•

Changes to Executive Committee implemented.  Didier Trutt, formerly COO, took over as Head of the Systems Division. Vince Pizzica joined from Telstra with responsibility for Strategy, Technology and Marketing. Andrew Levido joined on 1 October from Alcatel-Lucent to take charge of business operations.

•

The Services Division has launched a program to reduce divisional overheads, simplify organizational and management structure and improve customer focus, including the use of its global brand Technicolor as the name of this business group.

•

The Systems Division has launched an equivalent program. Systems will use the Thomson Grass Valley name to emphasize its key B2B brands.

•

Exit from the residual manufacturing and assembly operation based at Genlis, France (in the Other segment).

•

Exit from the loss-making digital film transfer product lines in the Broadcast & Networks business in Systems.

•

Exit/partnering of the silicon businesses were progressed

o

Tuners joint-venture with NXP completed

o

Exit from silicon chip operations on track

Board Composition

The process of Board renewal has continued. Frederic Rose has joined the Board taking over the mandate of Mr Roulet who will become a Censeur.

Debt, Financing and Covenants

The Group expects to satisfy the financial covenants in its privately placed debt at end-2008.

As previously announced, during September the Group drew down $500 million on its syndicated bank facility to repay the Silver Lake convertible bond. The Group also paid the coupon on its €500 million perpetual bond in September 2008.

Third quarter business review

Thomson reported total revenues of €1,170 million for the quarter (3Q07, €1,348 million). Currency movements were significant and decreased revenues during the quarter by €72 million. Revenues at constant currency were therefore €1,242 million, a decrease of 7.9% year-on-year. Perimeter effects were minimal in the quarter.

Technology

Revenues of the Division were €105 million for 3Q08 (3Q07, €97 million). Currency movements during the quarter had an immaterial net effect on revenues. Revenues at constant currency therefore increased by 7.9% year-on-year.

Licensing revenues were €101 million of the total for 3Q08 (3Q07, €94 million). During the quarter a number of new licensing agreements have been signed, including the licensing agreement between Nokia and Contentguard (in which Thomson has a 25% stake) covering Digital Rights Management for mobile handsets.  Thomson had 1,066 licensing contracts outstanding at end-3Q08 across its 23 licensing programs, up from 1,027 at 30 June 2008.

Services (Technicolor)

Revenues for the Services Division were €522 million for 3Q08 (3Q07, €598 million). Currency movements were significant and decreased revenues during the quarter by €47 million. Revenues at constant currency thus decreased by 4.9% year-on-year.

In physical media, DVD Services revenues were resilient.  While volumes decreased 9% from 402 million units for 3Q07 to 365 million units in 3Q08, revenues at constant currency decreased less, as increases in distribution and freight revenues outweighed the volume and pricing declines. Key studio titles in DVD for the quarter were Iron Man, Sleeping Beauty and initial volumes of Wall-E, Indiana Jones and the Kingdom of the Crystal Skull, and Kung Fu Panda. High-definition format volumes for the quarter exceeded 10 million units for the first time, as Blu-ray gained traction in the market place.

The revenue for Film & Content Services declined year-on-year.  Content Services has experienced some negative effect from the threatened strike by members of the Screen Actors Guild. In Film, footage for the quarter was 1.09 billion feet down from 1.17 billion feet in 3Q07. The loss of one North American film replication contract announced earlier this year accounted for this decline.

Network Services grew in the broadcast activities with the initial contributions from new contracts, but the retail media and cinema advertising sides of the business continued to be adversely affected by the soft advertising market.

Systems (Thomson Grass Valley)

Revenues for the Systems Division were €541 million for 3Q08 (3Q07, €650 million). Currency movements decreased revenues during the quarter by €25 million. Revenues at constant currency therefore decreased by 13.0% year-on-year compared to 3Q07.  Revenues declined in both the Broadcast & Networks and Access Products businesses.

Access Product revenues were adversely affected by the retail telephony activity which is exposed to US retail spending. Satellite set-top box sales also declined. Sales of gateways for telcos performed well and cable products grew significantly. Thomson shipped 2.5 million satellite set-top boxes in 3Q08 (vs. 2.7 million in 3Q07), 1.4 million cable set-top boxes and modems/eMTAs (vs. 1.0 million in 3Q07), and 2.5 million access products for telecom operators (vs. 2.6 million in 3Q07) with improved mix – making a total of 6.3 million access products in the quarter (vs. 6.3 million in 3Q07), flat overall. During the quarter we commenced shipments of the cable digital-to-analog converter box to Comcast under the contract announced in July 2008.

Broadcast & Networks revenues decreased year-on-year in both the broadcast and networks products. Elimination of loss-making digital film transfer product lines contributed to this decline, but customers were also cautious about investment towards the end of the quarter. The exited digital film transfer product lines contributed around €6 million to 3Q07 revenues but were expected to be significantly loss-making in 2008 – related restructuring costs to be charged in 2008 are close to €20 million.

Corporate & Other

Revenues of Corporate and Other activities were €2 million for 3Q08 (3Q07 €3 million).

During the quarter the Group exited its remaining activities at the Genlis site in France. Related cash restructuring costs will be approximately €21 million, of which around two-thirds are expected to fall in 2H08.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

The quarterly financial information contained herein can be viewed on the Group’s website in the section Regulated Information

###

About Thomson: a leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is a leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, content distributors (telco, satellite and cable operators) and an increasing range of professional users of video. We deliver superior value to our customers through a combination of industry leading technologies and services, enabling us to offer differentiated and innovative solutions based on a broad portfolio of Intellectual Property.

For more information:  http://www.thomson.net.

Press Relations
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

APPENDIX

Quarterly Consolidated Revenues (unaudited)

€ millions	3Q 08	2Q 08	1Q 08	4Q 07	3Q 07
Technology	105	100	81	124	97
Services (Technicolor)	522	455	451	711	598
Systems (Thomson Grass Valley)	541	644	465	765	650
Corporate & Other	2	3	3	2	3
Total	1,170	1,202	1,000	1,602	1,348
Average $:€	1.51	1.57	1.51	1.46	1.38

PRESS RELEASE

Thomson redeems Silver Lake’s convertible bonds

Paris - September 22, 2008 - Thomson (Euronext Paris: 18453; NYSE: TMS) announces that it has today redeemed the US$500m 3% convertible bonds due 2008-2010 held by Silver Lake, following exercise of their put option.

François de Carbonnel, Chairman of Thomson, commented "The Board would like to thank David Roux and Silver Lake for their support of Thomson since September 2004."

David Roux of Silver Lake commented "We think highly of Thomson and its management. Although the terms of our convertible make redemption the logical economic choice, we would hope to find new opportunities to work with the Company and its new Chief Executive, Frédéric Rose."

The bond has been repaid using drawings from Thomson's €1.75 billion syndicated facility. This facility provides funding at LIBOR + 35 basis points with a final maturity of 2012.

****

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations Thomson
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net

Investor Relations Thomson
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson confirms coupon on perpetual bond

Paris – September 9, 2008 - Thomson (Euronext Paris : 18453 ; NYSE : TMS) notes that the next coupon on the outstanding €500 million perpetual bond will be paid on 25 September 2008. This payment will total €28.75 million.

****

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net

PRESS RELEASE

Thomson’s PRN to Operate In-Store Media Network for Walmart’s Supercenter Format Stores in Mexico

PRN Provides Expertise in Operations, Content, Sales, Marketing and Research to Manage the In-Store Media Network

Paris, France and San Francisco, Calif., – August 21, 2008 – Thomson’s Premier Retail Networks, Inc. (PRN), the world’s most experienced provider of digital media solutions for retail, today announced it has reached an agreement with Walmart Mexico to operate its retail media network that covers most of Walmart’s Supercenter format stores and Bodega Aurrera locations in Mexico, visited by millions of shoppers every month.

This agreement with Walmart marks PRN’s entry into Mexico with the mission of enhancing the existing Walmart Mexico in-store media network and delivering a targeted media experience to its shoppers, where they make 75% of their purchase decisions.

As part of the agreement, PRN is providing Walmart with an end-to-end solution that includes a digital in-store media strategy, customized programming, advertising sales and operations.

PRN now operates and manages the largest in-store media network in Mexico, which is currently installed in 287 large-format Walmart Supercenter stores. The system features large plasma screens in select areas within the store and 19-inch flat-panel LCD screens at checkout lanes and waiting areas. The Walmart network is driven by two channels with displays and programs specifically designed for each location within the store. The storewide channel, positioned at the traffic hot spots in the main alleys guides shoppers and informs them of products sold in the store, encouraging cross-shopping via short and targeted messages. The waiting area channel enables shoppers to watch entertaining and informative content to reduce perceived wait time while they are in line at checkout and service areas. The waiting area channel broadcasts longer messages to provide more detail to the shopper about products and services.

The in-store media network programming will be custom designed by a dedicated creative PRN team to enhance the shopping experience and to enable Walmart to further brand its in-store environment and communicate with its customers using the power of sight, sound and motion.

Richard Fisher, president of PRN, commented, “As a trusted partner to Walmart for more than 10 years, we’re thrilled to expand our expertise into Mexico and provide Walmart’s customers with a greatly enhanced in-store media experience.”

“We’re excited to reinforce our position in Latin America and launch our PRN service for the first time in Mexico at all of Walmart’s key locations. After entering the Brazilian market a year ago, we’re glad to further develop the in-store media industry in Mexico and take a leading position in Latin America, one of the most attractive markets in the world. The intense growth area of retail media will continue to be an essential piece of Thomson’s growth in digital out-of-home media,” said Julien Bellanger, general manager for PRN in Latin America.

The Walmart in-store media network programming mix includes original content and content developed in conjunction with partners and advertisers. In Mexico, PRN will primarily rely on key Mexican broadcasters to source high-quality branded content from a variety of areas to enrich the Walmart in-store media network.

PRN will conduct marketing research in collaboration with leading research companies to provide proof-of-performance and audience measurements in terms of gross impressions, reach and frequency to media agencies and the advertisers for the new media platform.

Thomson’s Premier Retail Networks, Inc. (PRN) enables retailers and manufacturers to reach consumers in more than 6,500 leading retail stores worldwide. PRN works with retailers, content partners and advertisers to create in-store programming that engages, informs and motivates consumers where they shop.  PRN’s retailer customers include Acme Markets, Albertsons, Best Buy, Carrefour, Circuit City, Costco, Jewel-Osco, Pathmark, Sam’s Club, Shaw’s, ShopRite, Star Market, and Walmart Stores.

# # #

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net

Press Relations
Season Skuro (Thomson - U.S.)	+1 818 260 4528	season.skuro@thomson.net
Linda Balti (Thomson - Europe)	+33 1 41 86 65 24	linda.balti@thomson.net
Martine Esquirou (Thomson - Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Jodie Chase (Chase Ink for PRN)	+1 415 492-3494	jodie@chase-ink.com
Julio Gil (Edelman for PRN Mexico)	+01 55 5350 1523	julio.gil@edelman.com

Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer